UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: February 23, 2017
Commission File Number: 001-33414

Denison Mines Corp.
(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: February 23, 2017	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Material change report dated February 23, 2017
99.2	Loan agreement between 9373721 Canada Inc. as Borrower, and Anglo Pacific Group PLC as Lender dated as of January 31, 2017
99.3	Loan agreement between Denison Mines Inc. as Borrower, and 9373721 Canada Inc. as Lender dated as of January 31, 2017
99.4	Streaming agreement between Denison Mines Inc. and Centaurus Royalties Ltd. dated as of January 31, 2017
99.5	Performance Guarantee by Denison Mines Corp. as Guarantor, in favour of 9373721 Canada Inc. as Beneficiary, and Anglo Pacific Group PLC as Permitted Assignee dated as of January 31, 2017
99.6	Performance Guarantee by Denison Mines Corp. as Guarantor, in favour of Centaurus Royalties Ltd. dated as of January 31, 2017